Exhibit 99.3

CONSENT

I, W. Peter Ahnert, hereby consent to being named in the proxy statement/prospectus included in the Registration Statement on Form S-4 filed by First Keystone Corporation (including any amendments to such Registration Statement) in connection with the Agreement and Plan of Merger, dated May 10, 2007, among First Keystone Corporation, First Keystone National Bank and Pocono Community Bank as a person who will become a director of the surviving bank in the transaction, First Keystone National Bank (the “Bank”) and as a director of the Bank’s parent corporation, First Keystone Corporation.

Dated: August 22, 2007

WITNESS:	BY:

/s/ Audrey Bartkowski	/s/ W. Peter Ahnert
W. Peter Ahnert